--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1


                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  STATEMENT ON

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            GENERAL HOST CORPORATION
                           (Name of Subject Company)
                            CYRUS ACQUISITION CORP.
                                    (Bidder)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  370-064-107
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               DAVID P. SPALDING
                            CYRUS ACQUISITION CORP.
                          C/O THE CYPRESS GROUP L.L.C.
                        65 EAST 55TH STREET, 19TH FLOOR
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 705-0154
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on November 25, 1997 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by Cyrus Acquisition Corp., a New York corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of General Host Corporation, a New York corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of March 7, 1990 (as amended, the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to Chemical Bank, as rights agent (the "Rights Agent"), at a purchase price of $5.50 per Share (and associated Rights), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer of Purchase.



    At the request of the Commission, this Amendment No. 3 is being filed to add each of Cypress Merchant Banking Partners L.P. ("CMBP") and Cypress Offshore Partners L.P. ("Offshore") as signatories to the Schedule 14D-1/13D. Each of CMBP and Offshore disclaims that it is a "bidder" for purposes of the Offer or that it has beneficial ownership of any Shares. Neither CMBP nor Offshore is a party to the Merger Agreement or the Support Agreement.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.


                                CYRUS ACQUISITION CORP.

                                By:  /s/ BAHRAM SHIRAZI
                                     -----------------------------------------
                                     Name: Bahram Shirazi
                                     Title: Vice President

                                CYPRESS MERCHANT BANKING PARTNERS L.P.
                                By: Cypress Associates L.P.,
                                      its General Partner

                                    By: The Cypress Group L.L.C.,
                                         its General Partner

                                    By:/S/ DAVID SPALDING
                                       ----------------------------------------
                                           Name: David Spalding
                                           Title: Member

                                CYPRESS OFFSHORE PARTNERS L.P.
                                By: Cypress Associates L.P.,
                                      its Investment General Partner

                                    By: The Cypress Group L.L.C.,
                                         its General Partner

                                    By:/S/ DAVID SPALDING
                                       ----------------------------------------
                                           Name: David Spalding
                                           Title: Member



Date: December 19, 1997